This is why we decided to open this opportunity for our members to become owners of Holodia, the company behind HOLOFIT.

This opportunity is time-limited and value capped. You will have the next few weeks to invest under "**Friends & Family" preferential conditions**.

You will also see that we have special investor perks (Lifetime memberships, Your character in HOLOFIT, Get to create a new HOLOWORLD).

These conditions are on a first come first serve basis, and we might close the opportunity before the planned deadline.

If you are investing **from the US**, simply head to **our pitch page** (https://wefunder.com/holodia) and follow the steps.

If you're investing from **outside the US**, check out this brief international investor guide, and then head to our pitch page (https://wefunder.com/holodia).

If you are planning to invest over $25k, please contact us directly at bojana@holodia.com to receive a special invitation link.

Invest now: https://wefunder.com/holodia

Thank you for being a part of our community, and congratulations on becoming a Holodia owner!

Team Holodia

Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted.